THOMPSON ATLANTA  BRUSSELS  CINCINNATI  CLEVELAND  COLUMBUS  DAYTON  NEW YORK   WASHINGTON, D.C.

         HINE

January 26, 2009

James O'Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Sycuan Funds:  File Nos. 333-107049 and 811-21401

Dear Mr. O'Connor:

On December 1, 2008, Sycuan Funds (the "Trust'), on behalf of Sycuan Value Fund (the "Fund"), a series of the Trust, filed Post-Effective Amendment No. 5 to its Registration Statement on Form N-1A.  On January 16, 2009, you provided oral comments.  Please find below the Trust's responses to your comments.  For your convenience, I have summarized your comments.

       1.

Comment.  May the Fund invest in companies without regard to capitalization?  If yes, make an affirmative statement to that effect and provide small-cap risk disclosure.

Response.  The Fund may invest in companies without regard to market capitalization, although it generally limits its investment to large- and mid-size companies.  The following disclosure has been added to the second bullet under The Principal Investment Strategies and Policies of the Value Fund on page 4 of the prospectus.

Although the Fund may invest in companies of any size, it generally invests in mid- to large-size companies.

2.

Comment.  The Fund can invest a significant portion of its assets in foreign securities.  Please define "significant".   Please also disclosure whether the adviser reserves that right to exceed any informal percentage limitations.

Response.  The following disclosure has been added to the first bullet under The Principal Investment Strategies and Policies of the Value Fund on page 4 of the prospectus.

            While the Fund generally will not invest more than 35% of its assets in foreign securities, the Fund's sub-adviser, at its discretion, may exceed this limitation at any time.

3.

Comment.  Please disclose in a more prominent place that the fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or any other government agency.

Response.  The Fund is not advised by or sold through an insured depositary institution.  Nevertheless, the disclosure requested above appears on page 5 of the prospectus under "Risks in General" and is in conformity with the requirements of Item 2(c)(iii) of Form N-1A.  Consequently, no changes have been made in response to this comment.

4.

Comment.  Does the fund invest in other investment companies?  The disclosure on page 7 under "Additional Information" indicates that it may.

Response.  The Fund invests in a money market fund for cash sweep purposes and when other investment opportunities are limited.  The Fund does not otherwise invest in investment companies.  The disclosure on page 7 has been revised to change "another mutual fund" to "a money market fund".

5.

Comment.  The prospectus does not contain expense and performance information.  Please add this information in a filing under Rule 485(b).

Response.  Expense and performance information will be added to the prospectus in Post-Effective Amendment No. 6 filed under Rule 485(b).

6.

Comment.  Please clarify the last sentence in the sidebar on page 13 to state that an order is deemed to be received by the Fund when it is received in good order by a financial intermediary, and that orders received in good order receive the NAV next calculated after receipt.

Response.  The disclosure in the sidebar on page 13 had been revised to state that:

            The Fund is deemed to have received your order when the brokerage firm or financial institution receives the order, and your purchase will be priced at the next calculated NAV.

7.

Comment.  The disclosure on page 17 of the prospectus states that "If the wire is not received by 5:00 pm Eastern Time, the purchase will be effective at the next NAV next calculated after receipt of the wire."  This procedure does not comply with Rule 22c-1.

Response.  The disclosure on page 17 had been revised to state that:

If the wire is not received by 4:00 pm Eastern Time, the purchase will be effective at the next NAV next calculated after receipt of the wire.

8.

Comment.  Please disclose the transaction costs and tax consequences of high portfolio turnover.

Response.  The Fund's portfolio turnover rate for the fiscal year ending September 30, 2008 was 34.93% and the average annual portfolio turnover over the past five years was 38%.  Because the Fund's fiscal year 2008 turnover was not high and the Fund has not historically had a high turnover rate, the requested disclosure has not been added.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:     Jeff Provence (via email)

        Arthur Johnson (via email)

        Natalie Gumina (via email)